Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings  (Unaudited)

At a special shareholders meeting held on May 27, 2010, shareholders of Natixis Funds Trust I voted for the following proposals.

1.	Election of Trustees for Natixis Funds Trust I

Votes For		Votes Withheld		Total Votes
Kenneth A. Drucker     134,327,074.404		2,191,678.826	    136,518,753.230
Wendell J. Knox	       134,206,797.435		2,311,956.795	    136,518,754.230
Erik R. Sirri	       134,310,616.635		2,208,137.595	    136,518,754.230
Peter J. Smail	       134,368,549.251		2,150,204.979	    136,518,754.230

In addition to the trustees named above, the following also serve as trustees of Natixis Funds Trust I, Graham T. Allison, Jr., Edward A. Benjamin,
Daniel M. Cain, Sandra O. Moose, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.